October 7, 2024

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Tamika Sheppard

Re:	Dianthus Therapeutics, Inc.

Registration Statement on Form S-3

Filed October 1, 2024

File No. 333-282446

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Dianthus Therapeutics, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form S-3 filed by the Company be accelerated to 4:15 p.m., Eastern Standard Time, on October 9, 2024 or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Branden Berns at (415) 393-4631.

Very truly yours,

Dianthus Therapeutics, Inc.

By:	/s/ Ryan Savitz
Name:	Ryan Savitz
Title:	Chief Financial Officer and Chief Business Officer

cc:	Marino Garcia, Dianthus Therapeutics, Inc.

Adam Veness, Dianthus Therapeutics, Inc.

Ryan A. Murr, Gibson, Dunn & Crutcher LLP

Branden C. Berns, Gibson, Dunn & Crutcher LLP